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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Date: July 3, 2003

IAMGold Corporation
(Translation of registrant's name into English)

Ontario (State or Other Jurisdiction of Incorporation)	001-31528 (Commission File Number)
220 Bay Street, 5th Floor Toronto, Ontario M5J 2W4, Canada Tel: (416) 360-4710 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION
Date: July 3, 2003
	By:	/s/ LARRY E. PHILLIPS Larry E. Phillips Vice-President, General Counsel & Corporate Secretary

INDEX

Press Release dated July 3, 2003: "IAMGOLD ADDED TO AMEX GOLD BUGS-HUI INDEX"

IAMGOLD Corporation 220 Bay Street, 5th Flr, Toronto, Ontario, Canada M5J 2W4 Ph: 416 360 4710 Fx: 416 360 4750 Toll free: 1 888 IMG 9999 E-mail: info@iamgold.com website: www.iamgold.com

TSX Trading Symbol:	IMG
AMEX Trading Symbol:	IAG
52 Week Trading Range:	CDN $4.01 — $8.75
Total Shares Outstanding:	143,746,377
Fully Diluted:	150,718,380

FOR IMMEDIATE RELEASE: July 3, 2003	No. 11/03

IAMGOLD ADDED TO AMEX GOLD BUGS-HUI INDEX

Toronto, Ontario, July 3, 2003 — IAMGOLD Corporation ("IAMGOLD" or "the Company") (TSX:IMG, AMEX:IAG) is pleased to announce that effective immediately, it has been added to the Gold Bugs Index (HUI) of The American Stock Exchange (The AMEX).

IAMGOLD completed its listing with The AMEX in December of 2002. "We are very pleased with IAMGOLD's inclusion on the Gold Bugs Index, which will only serve to increase the Company's liquidity and visibility," said President and CEO Joseph F. Conway.

IAMGOLD Corporation is a diverse Canadian-based mining company engaged in the exploration and development of precious metals in Africa and South America. The Company also has a large and diverse royalty portfolio including a 1% interest in all diamond production from the Diavik diamond project in Canada.

IAMGOLD holds interests in four operating gold mines in West Africa including: a 38% interest in the Sadiola Gold Mine, a 40% interest in the Yatela Gold Mine, both located in Mali and an 18.9% interest in each of the Tarkwa and Damang Gold Mines, located in Ghana. Attributable production from these mines for 2003 is expected to be 430,000 ounces of gold at an average cash cost of US$215 per ounce.

As of March 31, 2003 IAMGOLD's gold bullion and cash position stood at US$93.0 million, including US$75.4 million in corporate discretionary cash. The Company is focused on pursuing value-added corporate initiatives via merger and acquisition targets and exploration.

For further please contact:
Joanne Jobin, Director of Investor Relations
Tel: 416 360 4740    Fax: 416 360 4749    Toll free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at
www.iamgold.com and through Canada Newswire's website at www.newswire.ca
All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov
If you wish to be placed on IAMGOLD's e-mail press release list please contact us at
info@iamgold.com

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SIGNATURES
INDEX